ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 24, 2018	Sarah Clinton T +1 617 951 7375 sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Jay Williamson

Re:	Blackstone Alternative Investment Funds (File Nos. 811-22743 and 333-185238) (the “Registrant” or the “Trust”)

Ladies and Gentlemen:

On June 26, 2018, Mr. Jay Williamson (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Sarah Clinton and Stephen Adams of Ropes & Gray LLP, counsel to the Trust, in connection with the Staff’s review of Post-Effective Amendment No. 25 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 29 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed on May 31, 2018, relating to Blackstone Alternative Multi-Strategy Fund (the “Fund”), a series of the Trust.

The Staff Reviewer requested that the Registrant’s responses be provided in writing via EDGAR correspondence prior to the Registrant’s filing pursuant to Rule 485(b). To that end, the Staff’s comments, together with the Registrant’s responses thereto, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Trust’s Registration Statement. Where the Registrant’s responses contemplate revisions to the language in the Trust’s Registration Statement, draft language has been included with the Registrant’s responses.

Prospectus

Principal Investment Strategies

1.	The Staff notes the disclosure in the Fund’s “Principal Investment Strategies” that, “[i]n allocating the Fund’s assets among alternative strategies, the Adviser reviews a number of quantitative and qualitative factors, including, without limitation, macroeconomic scenarios, diversification, strategy capacity, regulatory constraints, and the fees associated with the strategy.” Please remove the phrase “without limitation.”

July 24, 2018

Response: The Registrant notes that the factors listed in the disclosure referenced in the comment are examples and are not intended to reflect the complete set of the quantitative and qualitative factors that the Fund’s investment adviser, Blackstone Alternative Investment Advisors LLC (the “Adviser”), considers when allocating assets among strategies. Nonetheless, the phrase “without limitation” has been deleted in response to the Staff’s comment.

2.	The Staff notes that the Fund’s Annual Report for the fiscal year ended March 31, 2018 (the “Annual Report”) indicates that, as of the end of the fiscal year, 24.8% of the Fund’s total net assets were invested in mortgage-backed securities, 24.3% of the Fund’s total net assets were invested in securities sold short, and the Fund had extensive reverse repurchase agreement and swap positions outstanding. While those positions are referenced in the Fund’s Prospectus disclosure, the magnitude of these activities, including the degree to which they contribute to portfolio performance and risk, is unclear. As noted in the letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010, funds should consider the degree of economic exposure their positions create in addition to the amounts actually invested in derivatives strategies.

a.	To the extent the Fund has significant notional exposure to certain asset classes or instruments, consider whether there is a need for greater detail regarding the exposure. Please revise the disclosure to more clearly highlight the Fund’s principal investments and strategies.

b.	In addition, for each type of material exposure implicating Section 18 of the 1940 Act, please explain supplementally how the Fund covered its positions consistent with existing Staff guidance at year end.

c.	Lastly, the Staff notes that extensive amounts of the Fund’s investments in residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”) as of the end of the fiscal year were non-agency. Please explain how the Fund classified the liquidity of these investments. If the Fund classified these investments as liquid, please describe how the Fund made this determination, including, for example, the types of information reviewed.

Response:

(a) The Registrant notes that as a multi-strategy, multi-manager fund, it has significant freedom to invest in a wide range of asset classes and, from time to time, has significant concentration in particular asset classes. The Registrant has revised the description of the Fund’s “Principal Investment Strategies” by adding the following disclosure:

July 24, 2018

The Fund has investment exposure, directly or indirectly through the Subsidiaries or Investment Funds, to a broad range of instruments, markets, and asset classes economically tied to U.S. and foreign markets (including emerging markets). (Unless indicated otherwise, references to the investment exposure or risks of the Fund should be understood to refer to the Fund’s direct investment exposure and risks and its indirect investment exposure and risks through the Subsidiaries or Investment Funds.) Investments may include, but are not limited to, equity securities, fixed income securities, and derivative and commodity instruments. The Fund may take both long and short positions in all of its investments. The Fund has flexibility in its allocation to asset classes, market sectors, and instruments and expects to vary the percentage of its assets invested in each asset class, market sector, and instrument from time to time. There is no limit on the amount of exposure the Fund may have to any specific asset class, market sector, or instrument. . . .

…

The derivative instruments in which the Fund may invest include futures and forward contracts, such as index, interest rate, and government bond futures and mortgage to be announced securities (“TBAs”); swaps, such as credit default swaps, total return swaps, interest rate swaps (including constant maturity swaps), currency swaps, swaptions, and/or contracts for difference; call and put options including writing (selling) calls against positions in the portfolio (“covered calls”) or writing (selling) puts, over-the-counter (“OTC”) options and currency options; and warrants and rights. The Fund may invest in foreign currency futures, forwards, or exchange contracts. Any of these derivatives may be used in an effort to gain economic exposure to one or more alternative investment strategies, to enhance returns, or to hedge the Fund’s positions by managing or adjusting the risk profile of the Fund or its individual positions. At times, the Fund may invest a significant portion of its assets in derivative instruments. In addition to derivative instruments, the Fund may also invest in repurchase agreements, or reverse repurchase agreements, and purchase and sale contracts.

(b) The Fund addresses its exposure to derivatives, reverse repurchase agreements, securities sold short, and other instruments that implicate Section 18 of the 1940 Act (“Section 18 Instruments”) by identifying and segregating liquid assets owned by the Fund that are at least equal in value to the obligations incurred and are otherwise unencumbered and valued daily.

As an alternative to segregating, a Fund may “cover” a particular position by holding an economically offsetting instrument (including, where appropriate, netted obligations with a counterparty) or through owning the underlying securities, currencies, or other instruments that are the source of the Section 18 Instrument’s risk, taking into account, where

July 24, 2018

appropriate, the Fund’s net exposure to the issuer and/or counterparty. Below is a description of how the Fund segregates or covers the Section 18 Instruments to which the Fund had material exposure as of the end of the fiscal year according to its policies and procedures as of the date of this Letter. However, these policies may change in the future to reflect Staff guidance or other changes to applicable rules and regulations.

•	Short Sales. The Fund must segregate an amount at least equal to the current market value of the securities sold short, reduced by any amount deposited as margin. Alternatively, the short sale can be covered, and thus not require segregation, through ownership of either the underlying security or a call option on the underlying security with an exercise price equal to or lower than the price at which the securities were sold short.

•	Futures or Forward Contract.

○	For a futures/forward contract in which the Fund has undertaken an obligation to pay for the underlying asset (a “Futures/Forward Contract to Pay”) and that is physically settled, the Fund must segregate an amount at least equal to the dollar value of the Fund’s delivery or payment obligation, reduced by any amount deposited as margin.

○	For a Futures/Forward Contract to Pay that is cash settled, the Fund must segregate the amount that the contract is out of the money reduced by any amount deposited as margin.

○	Alternatively, a Futures/Forward Contract to Pay position can be covered if the Fund owns a corresponding put option with an exercise price at least equal to the delivery or purchase obligation.

○	For a futures/forward contract in which the Fund has an undertaken an obligation to deliver the underlying asset (a “Futures/Forward Contract to Deliver”) and that is physically settled, the Fund must segregate an amount equal to the current market value of the assets underlying the contract, reduced by any amount deposited as margin.

○	For a Futures/Forward Contract to Deliver that is cash settled, the Fund must segregate the amount the contract is out of the money, reduced by any amount deposited as margin.

○	Alternatively, a Futures/Forward Contract to Deliver can be covered if: (a) the Fund owns the underlying assets, or (b) the Fund purchases a corresponding Futures/Forward Contract to Pay at an exercise price equal to or lower than the delivery price of the Futures/Forward Contract to Deliver.

•

Swaps. For swaps with netted payments, the Fund must segregate the value of the accrued net obligation, reduced by any amount of collateral on deposit. For swaps without netted payments (other than credit default swaps), the Fund must segregate the

July 24, 2018

value of the accrued obligation minus the payment it is entitled to receive, reduced by any amount of collateral on deposit. These positions can be covered by the ownership of an asset generating income equal to the periodic payment obligation.

•	Credit Default Swaps.

○	For credit default swaps in which the Fund is the protection buyer, the Fund must segregate assets in an amount at least equal to the sum of the Fund’s periodic payment obligations under the contract.

○	For credit default swaps in which the Fund is the protection seller, the Fund must segregate assets in an amount at least equal to the Fund’s contingent obligation to purchase the notional amount of underlying securities at par (or other agreed) value, reduced by any collateral deposits.

○	For credit default swaps in which the Fund is the protection seller and which are contractually required to settle in cash on a net basis, segregation of assets in an amount at least equal to the Fund’s contingent obligation to purchase the notional amount of underlying securities at par (or other agreed) value less the marked-to-market value of the underlying securities, reduced by collateral deposits.

•	Reverse Repurchase Agreements. For a reverse repurchase agreement with no specified repurchase price, segregation of an amount at least equal to the proceeds from the sale of the securities, plus accrued interest, reduced by any amount deposited as margin. For a reverse repurchase agreement with a specified repurchase price, segregation of an amount at least equal to the dollar amount of the Fund’s obligation to repurchase securities plus accrued interest, reduced by any amount deposited as margin.

•	Options.

○	For the sale of a call option, the Fund must segregate an amount equal to the current market value of the assets underlying the contract, reduced by any amount deposited as margin. Alternatively, the contract can be covered through (a) ownership of the underlying assets or (b) ownership of a call option on the underlying assets at an exercise price equal to or lower than the exercise price of the sold option.

○	For the sale of a put option, the Fund must segregate an amount at least equal to the dollar amount of the strike price of the option, reduced by any amount deposited as margin. Alternatively, the position can be covered (a) through ownership of a put option with an exercise price at least equal to the Fund’s delivery or purchase obligation or (b) through selling short the underlying instrument at a price at least equal to the Fund’s purchase obligation.

(c) As disclosed in the Consolidated Schedule of Investments in the Fund’s Annual Report, the Fund classified the majority of the non-agency mortgage-backed securities positions it held at the end of the fiscal year as liquid. The Board is responsible for liquidity determinations, and

July 24, 2018

the Board has delegated the day-to-day responsibility for making these determinations to the Fund’s Adviser. The Adviser has delegated responsibility for making liquidity determinations to the sub-adviser having responsibility for the applicable portion of the Fund’s portfolio, subject to the oversight of the Adviser. The Fund’s Adviser or sub-adviser (each, a “Manager”), as the case may be, monitors liquidity and makes liquidity determinations with respect to each portfolio holding. The liquidity determinations are made at the time of purchase and no less frequently than monthly thereafter, but more frequently when circumstances warrant, as determined by the Manager or the Board, in accordance with the Fund’s policies and procedures.

Generally, an illiquid asset is defined as any asset that cannot be sold or disposed of by the Fund in the ordinary course of the Fund’s business within seven days at approximately the value at which the investment is currently being valued for purposes of calculating the Fund’s net asset value. The Fund limits its investments in illiquid assets to 15% of net assets. In establishing that an adequate trading market exists for a security to be considered liquid, the Manager considers all relevant factors based on the then-prevailing market conditions, and monitors such factors to determine the continuing status of a security as liquid or illiquid. Such factors may include: (i) the frequency of trades and quotes for the security; (ii) difficulty in obtaining a second quote on a security priced by a broker quote; (iii) the number of dealers willing to purchase or sell the security and the number of other potential purchasers; (iv) the willingness of dealers to undertake to make a market in the security; (v) ratings change on a security or issuer, both internal and external; (vi) corporate events, such as bankruptcy, default or delisting; (vii) registration of previously restricted securities; (viii) for non-U.S. securities, changes in markets or trading practices; (ix) the nature of the marketplace in which the security trades (e.g., the time needed to dispose of the security, the method of soliciting offers and the mechanics of transferring the security); (x) the width of a security’s bid/ask spread (on bona fide quotes from dealers and market-makers); and (xi) other factors, if any, that the Manager deems relevant to determining the existence of a trading market for such security.

The Registrant notes that the frequency of trades and quotes for mortgage-backed securities, the number of dealers willing to purchase or sell the securities, and the number of other potential purchasers were key factors in the liquidity determinations for the non-agency mortgage-backed securities held by the Fund at the end of the fiscal year. The Managers most active in the non-agency mortgage-backed securities markets have observed in recent months a significant number of dealers and participants in the markets and a substantial volume of new issuances and secondary trading, and those observations have factored into the liquidity determinations for the non-agency mortgage-backed securities held by the Fund.

July 24, 2018

Principal Investment Risks—Conflicts of Interest Risk

3.	The revised description of the Fund’s “Principal Investment Risks—Conflicts of Interest Risk” discloses that the Adviser and its affiliates have financial interests in asset managers that may sub-advise the Fund. Please disclose which of the Fund’s sub-advisers the disclosure refers to and explain supplementally whether the arrangements create any concerns under Section 17 of the 1940 Act, and if so, how they are being addressed.

Response: As disclosed in the description of the Fund’s sub-advisers in the section entitled “Investment Management and Other Services—The Sub-Advisers” in the Fund’s Statement of Additional Information, Magnetar Asset Management LLC (“Magnetar”) is the only sub-adviser to the Fund in which affiliates of the Adviser have a financial interest at this time. Blackstone Strategic Capital Advisors L.L.C. (“BSCA”), an affiliate of the Adviser, manages certain funds (the “BSCA Funds”), including Blackstone Strategic Capital Holdings, LP, that own a non-controlling financial interest in Magnetar. In addition, while not an existing sub-adviser to the Fund, the Registrant notes that Blackstone Senfina Advisors LLC (“Senfina”) served as sub-adviser to the Fund from April 2015 through December 2016 (when the Adviser terminated the sub-advisory agreement with Senfina). Senfina, like the Adviser, was indirectly wholly-owned by The Blackstone Group L.P.

The Registrant submits that the retention of Magnetar and Senfina as sub-advisers to the Fund did not raise concerns under Section 17 of the 1940 Act. Rule 17d-1 under Section 17(d) of the 1940 Act prohibits first and second tier affiliates of a registered investment company from participating in or effecting any transaction in connection with any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company is a participant. However, BSCA’s investment decisions for the BSCA Funds are made by a separate investment adviser and are separate and independent from the Adviser’s sub-adviser hiring decisions for the Fund. Moreover, the only connection between each of Magnetar and Senfina and the Fund is through the investment sub-advisory contract, and Rule 17d-1(c) excludes an investment advisory contract subject to Section 15 of the 1940 Act from the definition of “joint enterprise or other joint arrangement or profit-sharing plan.”

More on Fund Management—Fee Waiver and Expense Reimbursement/Recoupment Arrangement

4.	Please confirm that the Adviser’s right to recoup of waived fees and reimbursed expenses, as described in the “More on Fund Management—Fee Waiver and Expense Reimbursement/Recoupment Arrangement,” is limited by any lower expense limits that might be in place at the time of recoupment.

Response: The Registrant confirms that the recoupment right is limited by any lower expense limits that might be in place at the time of recoupment. As noted in the “More on

July 24, 2018

Fund Management—Expense Limitation Undertaking” section of the Fund’s Prospectus, “[t]he Fund has agreed to repay the amounts borne by BAIA under the Expense Limitation and Reimbursement Agreement within the three year period after BAIA bears the expense, when and if requested by BAIA, but only if and to the extent that the Specified Expenses of the Fund are less than the lower of the Expense Cap and any expense limitation agreement then in effect with respect to the Specified Expenses.”

Statement of Additional Information

Management—Potential Conflicts of Interest—Allocation of Investment Opportunities

5.	The Staff notes that a reference to “a fair and equitable manner” has been removed from the “Management—Conflicts of Interest—Allocation of Investment Opportunities” section of the Fund’s Statement of Additional Information. Please explain supplementally the rationale for removing this disclosure. Please clarify whether the policies and procedures governing the allocation of investment opportunities, models, and techniques are considered to be fair and equitable. To the extent there are particular concerns, please tell us what they are and how the Fund has disclosed or otherwise addressed relevant issues.

Response: The Registrant has revised the disclosure in response to the Staff’s comment as follows:

Each Manager will determine allocations of such opportunities in accordance with their respective compliance policies and procedures, which are governed by the principle of fair and equitable allocation, taking into account the relevant investment objectives and criteria, which may include the relative amounts of capital available for investment, the relative assets under management of the funds or accounts seeking to participate, relative exposure to market trends, available capacity, liquidity, diversification, contractual restrictions and guidelines, and similar factors.

The Adviser believes that the description of its method of allocating investment opportunities accurately describes the variety of factors the Managers consider to allocate investment opportunities. The various actual and potential conflicts of interest relating to allocation of investment opportunities to the Fund by the Managers are described in the Principal Investment Risks—Conflict of Interest Risk—Allocation of Investment Opportunities section of the Fund’s Prospectus, the Management—Potential Conflicts of Interest—Allocation of Investment Opportunities section of the Fund’s Statement of Additional Information, and the Adviser’s Form ADV.

July 24, 2018

Management—Potential Conflicts of Interest—Allocation of Models or Investment Techniques

6.	The Staff notes that the Fund has added disclosure to the section “Potential Conflicts of Interest—Allocation of Models or Investment Techniques” stating that some of the inherent structural limitations or constraints to the strategy noted in that section were designed to minimize the impact of the Fund on other clients of a Manager or its affiliates. Please explain this statement further. In particular, please explain why the Adviser believes it is appropriate and consistent with its fiduciary duty to permit the Fund to invest in a lesser version of a sub-adviser’s strategy that may systematically disadvantage the Fund vis-a-vis the sub-adviser’s other clients.

Response: Under the 1940 Act and related regulations, the Fund is subject to protective restrictions regarding the illiquidity of its assets, its use of leverage, the entities it can invest in and alongside, its custodial requirements, approval and oversight, the fees it is permitted to pay, and various other restrictions to which other clients of certain sub-advisers may not be subject. Moreover, some sub-advisers are subject to pre-existing contractual obligations to their other clients that may restrict the investment opportunities that the sub-adviser is able to offer to the Fund. As such, certain strategies deployed on behalf of the Fund are designed with a variety of constraints that are consistent with rules and regulations applicable to a registered investment company and are intended to (and have the actual effect of) minimize the impact to the Manager’s other clients, for instance, by limiting the amount or timing of the trading done on behalf of the Fund in certain instruments. Differences in strategy do not necessarily result in greater or lesser versions, but rather a particular strategy that the sub-adviser has decided to offer to a particular client (in this case the Fund). The Adviser employs a rigorous process for selecting, retaining, and assessing sub-advisers with expertise in the selected strategies and believes exposure to these alternative investment strategies can be beneficial and appropriate for the Fund’s investment objectives even if the strategies are restricted relative to other strategies offered by the sub-adviser.

7.	Please tell us how the sub-advisers design and implement structural limitations and constraints to minimize the Fund’s impact on other clients without adversely impacting the Fund. In responding, please consider providing one or more examples so that we may understand the actions contemplated by the disclosure.

Response: Please see the response to Comment 6.

8.	The Staff notes the statement that, subject to the considerations described in the Allocation of Models or Investment Techniques, the Manager seeks to allocate available analytics on an equitable basis between the Fund and its other clients in accordance with its allocation policies and procedures. Please clarify what makes an analytic “available” to the Fund and how availability is determined.

July 24, 2018

Response: As noted above, the “availability” of an analytic to the Fund may depend on the suitability of the analytic considering the Fund’s restrictions and investment objectives or the capacity of the analytic, among other factors. For instance, an analytic may focus on discontinuities in a market that is relatively small, or a sub-adviser may have pre-existing contractual obligations to other clients that absorb all of a particular analytic’s capacity. This situation is not unlike an investment that has a limited size (for example, an allocation of a limited number of shares in an initial public offering).

*         *         *         *         *         *

If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7375.

Sincerely,

/s/ Sarah Clinton

Sarah Clinton

cc:	Kevin Michel, Blackstone Alternative Asset Management L.P.
James E. Thomas, Ropes & Gray LLP